Investment Managers Series Trust

235 West Galena Street

Milwaukee, Wisconsin 53212

March 30, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Investment Managers Series Trust (the “Trust”)

File Nos. 333-122901 and 811-21719

Request for Withdrawal of Post-Effective Amendments

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the Trust hereby respectfully requests the withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed with the Securities and Exchange Commission via EDGAR with respect to the 361 Global Managed Futures Strategy Fund (the “Fund”) for the purpose of making changes to the Fund’s principal investment strategies. In response to the Staff’s request, we are requesting withdrawal of the following Amendments:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
1116	8/18/2020	485APOS	0001398344-20-016031
1123	10/15/2020	485BXT	0001398344-20-020110
1127	11/05/2020	485BXT	0001398344-20-021416
1129	12/04/2020	485BXT	0001398344-20-023937
1132	1/04/2021	485BXT	0001398344-21-000021
1133	1/26/2021	485BXT	0001398344-21-001351
1136	2/18/2021	485BXT	0001398344-21-003693
1144	3/19/2021	485BXT	0001398344-21-006810

The Amendments have not yet become effective.

If you have any questions or require further information, do not hesitate to contact Diane Drake at (626) 385-5777 or diane.drake@mfac-ca.com.

Sincerely,

/s/ Carmen M. Castillo-Andino
Carmen M. Castillo-Andino
Investment Managers Series Trust